

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 8, 2015

<u>Via E-mail</u>
Mr. G. Hunter Haas, IV
Chief Financial Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

> **Re: Orchid Island Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 1-35236**

Dear Mr. Haas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Orchid Island Capital, Inc.

Form 10-K for the year ended December 31, 2014

Financial Statements

Note 1. Organization and Significant Accounting Policies

Mortgage-Backed Securities, page 76

1. We note your disclosure that income on PT RMBS securities is based on the stated interest rate of the security and that premiums or discounts present at the date of purchase are not amortized. Please explain to us how you concluded this policy was appropriate. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate & -
   Commodities